UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.


       In the Matter of
                                       CERTIFICATE PURSUANT
    Entergy Arkansas, Inc.                  TO RULE 24

       File No. 70-8001

Public Utility Holding Company

          Act of 1935


Entergy Arkansas, Inc.           Entergy Louisiana, Inc.
425 West Capitol Avenue          639 Loyola Avenue
Little Rock, Arkansas  72201     New Orleans, Louisiana  70113

Entergy Mississippi, Inc.        Entergy New Orleans, Inc.
308 East Pearl Street            639 Loyola Avenue
Jackson, Mississippi  39201      New Orleans, Louisiana  70113

                       System Fuels, Inc.
                     10055 Grogans Mill Road
                 Parkwood II Building, Suite 300
                   The Woodlands, Texas 77380


          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that certain of the transactions proposed by Entergy Arkansas, Inc. ("EAI") in the Application-Declaration on form U-1 in the above file, as amended, have been executed during the first quarter 1997 in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the order of the Securities and Exchange Commission ("Commission") with respect thereto dated June 13, 1995 (Release No. 70-8001).

          The following table describes the transactions that have been executed by Entergy Arkansas Inc. ("EAI") during the first quarter 1997.

                        Date         Expiration     Number of      Rent
Transaction/Party      Executed         Date         Railcars   Railcar/Mo.
Subleases

Southwestern Electric
   Power Company         02/17/97     05/31/97         111       $400.00

Commonwealth Edison
   Company               02/06/97     05/15/97         460       $550.00*




Assignment


Termination

46 railcars contained in the Lease of Railroad Equipment dated
5/14/84 originally between System Fuels, Inc. as LESSEE and The
Connecticut Bank and Trust Company as TRUSTEE/LESSOR has been terminated from the lease effective 02/11/97.



Exhibits and Financial Statements

Leases:  All executed leases are similar to the Master Railcar
         Lease submitted for reference January 10, 1996.

Assignments:

Termination:  All terminations to lease are similar to the
              PARTIAL TERMINATION OF LEASE AGREEMENT date 10/31/96 attached for reference.

          IN WITNESS WHEREOF, Entergy Arkansas, Inc. has caused this certificate to be executed this 14th day of April, 1997.

                            Entergy Arkansas, Inc.
                            Entergy Louisiana, Inc.
                            Entergy Mississippi, Inc.
                            Entergy New Orleans, Inc.


                            By:      /s/ William J. Regan, Jr.
                                    William J. Regan, Jr.
                                Vice President and Treasurer


                            System Fuels, Inc.


                            By:      /s/ William J. Regan, Jr.
                                    William J. Regan, Jr.
                                Vice President, Treasurer and
                                     Assistant Secretary